December 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Christian Windsor

Re:	Beneficient Amendment No. 1 to Registration Statement on Form S-1 Filed December 4, 2023 File No. 333-275174

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 14, 2023, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on December 4, 2023. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to the Registration Statement on Form S-1 filed on December 4, 2023

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 162

1.	We note your response to comment 5 and reissue in part. Please revise your disclosure to clarify whether the Credit and Guarantee Agreement with HH-BDH impacts your ability to meet your expected funding needs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 162 and 163 of Amendment No. 2 accordingly.

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2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance December 20, 2023 Page 2

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
James G. Silk, Esq., Chief Legal Officer
David B. Rost, Esq., General Counsel
Logan Weissler, Esq., Haynes and Boone, LLP
Alexa Cooper, Esq., Haynes and Boone, LLP